EXHIBIT 99(c)(2)

September 9, 1999	Confidential

Working Group Presentation
Project Phoenix

Executive Summary

•	Roney is pleased to report a successful completion of the first two stages of the sale process for Phoenix.

•	We have conducted a broad auction process, initially contacting 115 financial investors and 26 strategic investors. Of those, 35 companies (7 strategic - 26 financial buyers) submitted a signed Confidentiality Agreement and received Confidential Offering Memorandums. Several of the agreements contained changes. However, with the assistance and approval of Baker & Hostetler, we were able to come to mutually agreeable terms with respect to the changes. In addition, we received a confidentiality agreement from JP Morgan Capital Corporation and Advent International that contained numerous changes that we were not able to come to terms upon. Therefore, those two groups did not receive confidential offering memorandums.

•	We have received 4 [1] indications of interest from prospective buyers. In addition to the 4 parties, 1 party, Equinox Investment Partners, indicated they would be willing to participate with another group if the opportunity arose for syndicate participation. 7 parties have not indicated whether or not they will be submitting an indication of interest. We are continuously contacting these parties and will keep the working group apprised of any significant developments.

  1 Currently waiting on National Healthcare Resources

Marketing Program Overview

Preliminary Indications of Interest

•	All of the potential buyers who reviewed the Confidential Offering Memorandum were invited to submit preliminary indications of interest by Friday, August 27th .

•	All potential buyers were contacted by Roney the week of August 23rd .

•	A total of 4 preliminary indications of interest were received by Wednesday, September 9th . Due to Labor Day weekend and many vacation conflicts, we extended the indications of interest date. A summary review of the bidders and preliminary indications of interest is presented herein.

•	Concerns raised by potential buyers who chose not to bid focused primarily on Ohio concentration, regulatory risk, Health Power liability, recent acquisition activity, and strategic fit.

Marketing Program Overview

•	Roney contacted a wide range of potential bidders including strategic buyers and financial investors. 141 parties were contacted and Confidential Offering Memorandums were sent to 33 of the 35 parties who responded.

[CHART APPEARS HERE]

Confidential Offering Memorandums Sent

CONFIDENTIAL OFFERING MEMORANDUMS SENT (33)

Financial (26)					Strategic (7)
•	AAM Capital Partners, L.P.	•	Frontenac Company	•	ADP Claims Solutions Group
•	ABS Capital Partners	•	GCC Investments, Inc.	•	Arthur J. Gallagher & Co.
•	Atlantic Medical Management, LLC	•	Heritage Partners Management Company	•	CorVel Corporation
•	CAI Managers & Co., L.P.	•	J.H. Whitney & Co.	•	Humana, Inc.
•	Capital Partners	•	Nassau Capital LLC	•	Managed Care USA
•	Capital Resource Partners*	•	PNC Equity Management Corporation	•	Marsh & McLennan Cos., Inc.
•	Carousel Capital Company	•	Resource Financial Corporation	•	Medisys Health Group, Inc.*
•	Crown Capital Corporation	•	Sterling Capital, Ltd.	•	National Healthcare Resources, Inc.
•	DeMuth, Folger & Wetherill	•	Summit Partners
•	Edgewater Advisors, LLC	•	Thoma Cressey Equity Partners
•	Equinox Investment Partners, LLC	•	Ticonderoga Capital, Inc.
•	FdG Associates, LLC	•	WP Management Partners
•	Fleet Equity Partners

Legend:
•	Preliminary indication of interest submitted (4)
•	Will not be submitting (22)
•	No response or require additional information (7)
*	Medisys is backed by Capital Resource Partners.

Preliminary Indications of Interest Summary

Summary of Preliminary Indications of Interest

COMPANY	OFFER PRICE	STRUCTURE	FINANCING	COMMENTS

Capital Partners	$30 mm	Stock	Equity	Purchase price includes a $9 mm contingent note.

Fleet Equity Partners	$40 mm – $55 mm	Stock	Equity, Senior Debt, Sub Debt	$1 billion equity partnership. Extensive healthcare portfolio companies.

Medisys Health Group, Inc.	$43 mm $57.4 mm	Stock?	Equity, Senior Debt, Sub Debt	Supported by Capital Resource Partners.

Naitonal Healthcare Resources, Inc.	Have not Submitted

Initial Indications of Interest – Business Descriptions

Capital Partners

Capital Partners is a private equity investment firm, founded in 1982, that specializes in the investment and development of established, profitable companies having total valuations of up to $150 million. While Capital Partners desires to purchase majority equity positions in companies, it will consider minority positions in rapidly growing companies as part of a transition to an initial public offering or majority purchase by Capital Partners and the company's management. The general partners of Capital Partners have completed 24 acquisitions for a total consideration of $325 million. Revenues of those companies exceed $750 million. Over $135 million of equity and subordinated obligations was invested in these acquisitions. Capital Partners seeks to purchase established, profitable companies located anywhere in the United States. Manufacturers of industrial or consumer products, service businesses and value-added distributors are preferred. In particular, Capital Partners seeks operating profits of at least $3 million, continuing management, growth opportunities, a record of sustained profitability and cash flow stability, and a competitive edge. Capital Partners currently has nine portfolio companies with combined revenues exceeding $400 million.

Initial Indications of Interest – Business Descriptions

Fleet Equity Partners

Fleet Equity Partners is a private equity firm with $1 billion under management. Fleet Equity Partners makes $10 to $30 million dollar investments specializing in telecommunications services, media & information, healthcare services, industrial manufacturing, business services, and consumer products and services. Fleet Equity Partners invests in a variety of transactions including buyouts, leveraged recapitalizations, growth financings, and consolidations, and are comfortable as both majority and minority owners. Fleet Equity Partners also invests in other private equity funds to obtain superior returns and diversification. Fleet Equity Partners believe that the trends that have been changing healthcare over the last five years – cost containment, fragmentation and consolidation, changing incentives for providers, quality measurement and reporting – will continue to impact the sector for the foreseeable future. Fleet Equity Partners has a strong interest in investing in well–managed healthcare service companies with a history of profitable operations or unusually compelling market opportunities that require equity capital to support their growth, make consolidating acquisitions, or which are undergoing a change of ownership or recapitalization. Fleet Equity Partners is particularly interested in companies that deliver high quality, cost–efficient services with a strong managed care orientation.

First Round Bidders – Business Descriptions

Medisys Health Group, Inc./Capital Resource Partners

Medisys Health Group, one of Canada's largest healthcare companies, was founded 1987 by Dr. Sheldon Elman. Ownership of the company is shared by management, as well as Bell Canada and Imasco, who have invested in the corporation based on its excellent services, innovative technologies and high growth prospects. As Canada's largest provider of corporate health services, with more than 1000 employees across the country, Medisys offers a comprehensive set of services in the fields of executive health, occupational medicine, insurance health services and nursing placement, home care services and industrial hygiene. The company operates in five distinct areas : corporate medical and disability management services; insurance paramedical services; nursing placement; Telemedisys – a telemedicine company; and Medgate, an occupational health and safety management software developer. Medgate's OHS&E application software was developed as a process management information tool for corporate and institutional health professionals and risk management personnel. It is designed to enhance every aspect of Occupational Health and Environmental Safety within the workplace and to reduce costs associated with illness, injury, disability and environmental exposures.

Founded in 1988, Capital Resource Partners has developed a national reputation for quality and innovation. Capital Resource Partners manages in excess of $900 million in capital, raised from state and corporate pension funds, university endowments, foundations, and high net worth individuals. Capital Resource Partners invests $100 million to $150 million in 10 – 12 deals annually in established, growing private companies. Preferred investments range is $8 million to $20 million, with an average investment size of $10 million. All investments include subordinated debt with warrants. Some transactions also include preferred stock investments. Portfolio of over 40 middle market companies in a wide range of industries. Investment staff of eight professionals whose financial and management expertise allows us to analyze each potential deal individually and to structure a transaction around each company's needs.

First Round Bidders – Business Descriptions

National Healthcare Resources, Inc.

Positioning Issues

The following positioning issues were identified from preliminary discussions with transaction participants. These items could potentially effect valuation and represent points of discussion for the management presentation phase of the transaction process.

   Health Power liability;

   Extent management is willing to participate in the transaction;

   Regulatory risk;

   Visibility of 2000 sales;

   New market potential;

   Acquisition integration ability;

   Opportunities for operating margin improvement;

  Process Timetable

  Preliminary Schedule

August 1999							September 1999							October 1999							November 1999							December 1999
S	M	T	W	Th	F	S	S	M	T	W	Th	F	S	S	M	T	W	Th	F	S	S	M	T	W	Th	F	S	S	M	T	W	Th	F	S
1	2	3	4	5	6	7				1	2	3	4						1	2		1	2	3	4	5	6				1	2	3	4
8	9	10	11	12	13	14	5	6	7	8	9	10	11	3	4	5	6	7	8	9	7	8	9	10	11	12	13	5	6	7	8	9	10	11
15	16	17	18	19	20	21	12	13	14	15	16	17	18	10	11	12	13	14	15	16	14	15	16	17	18	19	20	12	13	14	15	16	17	18
22	23	24	25	26	27	28	19	20	21	22	23	24	25	17	18	19	20	21	22	23	21	22	23	24	25	26	27	19	20	21	22	23	24	25
29	30	31					26	27	28	29	30			24	25	26	27	28	29	30	28	29	30					26	27	28	29	30	31
														31

August 11th	Phase II Letter and Confidential Offering Memorandums Mailed

August 27th	Phase II Deadline – Indications of Interest

Week of September 13th	Management Presentations and Distribution of Draft Purchase Agreement

through the

Week of September 20th	Data Room Visitation and Due Diligence

October 1st	Final Indications of Interest and Merger Agreement Comments

October 8th	Selection of Transaction Partners – Hart Scott Filed